Exhibit 99.1

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information has been derived from our historical audited financial statements for the year ended December 31, 2025 incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2025.

The unaudited pro forma financial information is presented for informational purposes only, and is not necessarily indicative of future results of operations and should not be viewed as indicative of future results of operations. You should read the following unaudited pro forma financial information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes, all of which are incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2025.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

	December 31, 2025	Pro Forma Adjustments	Note	Pro Forma Combined
ASSETS
Current Assets
Cash and cash equivalents	$3,942	$-		$3,942
Cryptocurrencies	401,963	-		401,963
Current assets of discontinued operations	460,779	(460,779)	(a)	-
Total Current Assets	866,684	(460,779)		405,905

Total Assets	$866,684	$(460,779)		$405,905

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accruals and other current liabilities	$14	-		$14
Accruals and other current liabilities, related parties	82	-		82
Current liabilities of discontinued operations	709,102	(709,102)	(a)	-
Total Current Liabilities	709,198	(709,102)		96

Total Liabilities	709,198	(709,102)		96

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Shares (US$3.6 per share, 831,833,333 shares authorized; 19,560,823 shares issued, 19,560,821 shares outstanding as of December 31, 2025)	70,419	-		70,419
Class B Ordinary Shares (US$3.6 per share, 1,500,000 shares authorized; 1,334 shares issued and outstanding as of December 31, 2025)	5	-		5
Treasury Shares (2 ordinary shares as of December 31, 2025）	(500)	-		(500)
Additional paid-in capital	445,411	-		445,411
Statutory reserve	6,656	(6,656)	(a)	-
Accumulated deficits	(370,995)	261,469	(a)	(109,526)
Accumulated other comprehensive loss	(30)	30	(a)	-
Total Digital Currency X Technology Inc. Shareholders’ Equity	150,966	254,843		405,809

Non-controlling interests	6,520	(6,520)	(a)	-
Total Equity	157,486	248,323		405,809

Total Liabilities and Shareholders’ Equity	$866,684	$(460,779)		$405,905

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Amounts in thousands of US$, except for number of shares and per share data)

	For the Year Ended December 31, 2025	Pro Forma Adjustments	Note	Pro Forma Combined

Revenues	$-	$-		$-
Cost of revenues	-	-		-
Gross profit	-	-		-

Operating Expenses
Selling, general and administrative	8,398	-		8,398
Total Operating Expenses	8,398	-		8,398

Loss from Operations	(8,398)	-		(8,398)

Other income (expense):
Realized loss on sale/exchange of cryptocurrencies	(4,268)	-		(4,268)
Gain on fair value changes of cryptocurrencies	83,330			83,330
Other expenses	(1)	-		(1)
Total other income, net	79,061	-		79,061

Income before income taxes	70,663	-		70,663

Provision for income tax	-	-		-

Net income from continuing operations	70,663	-		70,663

Discontinued operations:
Net loss from discontinued operations, net of income taxes	(100,737)	100,737	(b)	-
Gain from disposal of discontinued operations, net of income taxes	-	261,469	(e)	261,469
Net (loss) income from discontinued operations	(100,737)	362,206		261,469

Net (loss) income	(30,074)	362,206		332,132

Less: Net loss attributable to non-controlling interests	(26,460)	26,460	(b)	-
Deemed dividend attributable to down round feature of warrants	6,251	-		6,251

Net (Loss) Income Attributable to Digital Currency X Technology Inc.	$(9,865)	$335,746		$325,881

Weighted average number of ordinary shares
Basic and diluted weighted average ordinary shares outstanding	2,337,678			2,337,678

Loss per Share
Basic and diluted net (loss) income per share attributable to Digital Currency X Technology Inc.	$(4.22)			$139.40

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Amounts in thousands of US$, except for number of shares and per share data)

	For the Year Ended December 31, 2024	Pro Forma Adjustments	Note	Pro Forma Combined

Revenues	$-	$-		$-
Cost of revenues	-	-		-
Gross profit	-	-		-

Operating Expenses
Selling, general and administrative	2,425	-		2,425
Total Operating Expenses	2,425	-		2,425

Loss from Operations	(2,425)	-		(2,425)

Income before income taxes	(2,425)	-		(2,425)

Provision for income tax	-	-		-

Net income from continuing operations	(2,425)	-		(2,425)

Discontinued operations:
Net loss from discontinued operations, net of income taxes	(66,580)	66,580	(c)	-
Gain from disposal of discontinued operations, net of income taxes	-	191,250	(e)	191,250
Net (loss) income from discontinued operations	(66,580)	257,830		191,250

Net (loss) income	(69,005)	257,830		188,825

Less: Net loss attributable to non-controlling interests	(22,110)	22,110	(c)	-

Net (Loss) Income Attributable to Digital Currency X Technology Inc.	$(46,895)	$235,720		$188,825

Weighted average number of ordinary shares
Basic and diluted weighted average ordinary shares outstanding	4,511			4,511

Loss per Share
Basic and diluted net (loss) income per share attributable to Digital Currency X Technology Inc.	$(10,396.74)			$41,858.79

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Amounts in thousands of US$, except for number of shares and per share data)

	For the Year Ended December 31, 2023	Pro Forma Adjustments	Note	Pro Forma Combined

Revenues	$-	$-		$-
Cost of revenues	-	-		-
Gross profit	-	-		-

Operating Expenses
Selling, general and administrative	3,593	-		3,593
Total Operating Expenses	3,593	-		3,593

Loss from Operations	(3,593)	-		(3,593)

Income before income taxes	(3,593)	-		(3,593)

Provision for income tax	-	-		-

Net income from continuing operations	(3,593)	-		(3,593)

Discontinued operations:
Net loss from discontinued operations, net of income taxes	(94,908)	94,908	(d)	-
Gain from disposal of discontinued operations, net of income taxes	-	314,235	(e)	314,235
Net (loss) income from discontinued operations	(94,908)	409,143		314,235

Net (loss) income	(98,501)	409,143		310,642

Less: Net loss attributable to non-controlling interests	(30,390)	30,390	(d)	-

Net (Loss) Income Attributable to Digital Currency X Technology Inc.	$(68,111)	$378,753		$310,642

Weighted average number of ordinary shares
Basic and diluted weighted average ordinary shares outstanding	4,401			4,401

Loss per Share
Basic and diluted net (loss) income per share attributable to Digital Currency X Technology Inc.	$(15,476.19)			$70,584.41

Note 1 — Description of Transactions

Disposition of Chijet Inc. and its subsidiaries

Historically Digital Currency X Technology Inc. (the “Company”), collectively with its subsidiaries, was engaged in the development, manufacture, sales, and service of new energy vehicles, hybrid vehicles and traditional fuel vehicles in China.

On March 18, 2026, the Company entered into an agreement to dispose its interests in Chijet Inc. and its subsidiaries (the “Disposed Group”) to an unrelated third party for a cash consideration of US$1. The disposal was completed on March 20, 2026. The Disposed Group represented the Company’s new energy vehicle business and constituted a strategic shift that had a major effect on the Company’s operations and financial results, as it generated substantially all of the Company’s historical revenues. Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Disposed Group in exchange for nominal cash consideration of US$1 (the “Purchase Price”). Upon the closing of the transaction contemplated by the Disposition SPA, the Purchaser became the sole shareholder of Disposed Group and as a result, assume all assets and liabilities of Disposed Group and subsidiaries owned or controlled by Disposed Group.

Note 2 — Basis of Presentation

Disposition of Chijet Inc. and its subsidiaries

The unaudited pro forma condensed combined financial statements give effect to the disposition of the legacy business under the deconsolidation method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (“ASC”) Topic 810, Consolidation (“ASC 805”).

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 assumes that disposition of the Disposed Group was completed on December 31, 2025.

The unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2025 and gives pro forma effect to the disposition of the Disposed Group as if it had occurred on January 1, 2025.

The unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2024 and gives pro forma effect to the disposition of the Disposed Group as if it had occurred on January 1, 2024.

The unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2023 and gives pro forma effect to the disposition of the Disposed Group as if it had occurred on January 1, 2023.

Note 3 — Notes and Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet consist of the following:

(a)	Reflects the disposal of the Disposed Group for a consideration price of $1 on March 20, 2026.

Note 4 — Notes and Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments to the unaudited pro forma condensed combined statements of operations consist of the following:

(b)	Unaudited pro forma condensed consolidated income statement information for the year ended December 31, 2025, reflects the disposal of the Disposed Group as if the disposal of the Disposed Group had occurred on January 1, 2025.
(c)	Unaudited pro forma condensed consolidated income statement information for the year ended December 31, 2024, reflects the disposal of the Disposed Group as if the disposal of the Disposed Group had occurred on January 1, 2024.
(d)	Unaudited pro forma condensed consolidated income statement information for the year ended December 31, 2023, reflects the disposal of the Disposed Group as if the disposal of the Disposed Group had occurred on January 1, 2023.
(e)	Reflects the gain from disposal of the Disposed Group.